J. David Williamson Senior Executive Vice President and Chief Financial Officer e-mail: david.williamson@cibc.com Direct : 416-956-3364 Assistant : 416-956-3387
April 04, 2008
VIA EDGAR
Mark Webb
Branch Chief, Financial Services Group
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Canadian Imperial Bank of Commerce Form 40-F for the Fiscal Year Ended October 31, 2007 File Number 001-14678
Dear Mr. Webb:
     Thank you for your letter dated March 19, 2008, addressed to Michael G. Capatides of Canadian Imperial Bank of Commerce (“CIBC” or “the Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2007.
     We appreciate the effort that went into the Staff’s comments. We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.

Form 40-F
Exhibit B.3(c), Management’s Discussion and Analysis
U.S. Subprime Residential Mortgage Market, page 40
1.	In the disclosure of your exposure to the U.S. subprime residential mortgage market through derivative contracts hedged with investment-grade counterparties, we note that as of October 31, 2007, 35% of the notional amount of derivatives was with an “A” rated U.S. financial guarantor. This counterparty was subsequently confirmed to be ACA Financial Guaranty Corp. in your Form 6-K filed December 19, 2007, in which you disclosed that there was a reasonably high probability of incurring a large charge following ACA’s credit rating being downgraded from “A” to “CCC” by Standard & Poors. You further stated that the mark of the hedge protection from ACA was $1.71 billion as of October 31, 2007, and $2.0 billion as of November 30, 2007.

We note that in your Form 6-K filed January 15, 2008, you confirmed that you had recorded a $2 billion fair value adjustment to the counterparty credit protection receivable from ACA as a result of the credit downgrade. Taking into account your discussion of risk measurement processes and risk rating methodologies presented on page 63, please tell us how you considered ACA Capital Holdings, Inc.’s press release dated November 9, 2007, which discloses Standard & Poor’s decision to place them on CreditWatch with negative implications, in assigning an internal risk rating to the ACA exposure and determining that a fair value adjustment was not required as of October 31, 2007.

Our approach in fair valuing the hedges with ACA as of October 31, 2007, took into account all available market and counterparty credit information as of that date. The derivative contracts were valued on a gross mark to market basis less a valuation adjustment for credit risk to ACA. The mark to market values were based on external quotes. Our credit valuation adjustment was calculated on a formulaic basis based on the gross mark to market, an estimate of potential future exposure and the internal credit risk rating of ACA. The internal credit risk rating was determined based on a number of established parameters that were both quantitative and qualitative in nature. Rating agency information, views and ratings outlook (e.g. credit watch with negative implications) were considered in the context of the full analysis of the counterparty credit risk.

Our credit analysis of ACA took into account all available credit information as of October 31, 2007, including Standard & Poor’s (S&P) review on October 29, 2007 which confirmed ACA’s rating at A with a stable outlook. In the case of financial guarantors, rating agency risk ratings have recently become a more significant factor in the determination of our internal risk ratings, as we believe that they have a significant impact on the public’s perception of the companies’ viability. Based on our analysis, we assigned an internal credit risk rating equivalent to BBB minus for ACA as at October 31, 2007.

As noted on November 9, 2007, S&P revised its rating from A (stable) to A (negative watch). While representing a negative development, given the A rating was not changed as per S&P’s definition of CreditWatch below, we viewed our internal credit risk rating (equivalent to BBB minus) as still appropriate pending further developments.
CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor’s analytical staff. These may include mergers, recapitalizations, voter referendums, regulatory action, or anticipated operating developments. Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is necessary to evaluate the current rating. A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The “positive” designation means that a rating may be raised; “negative” means a rating may be lowered; and “developing” means that a rating may be raised, lowered, or affirmed.
As at October 31, 2007, our valuation of derivative contracts with ACA was net of a credit valuation adjustment of US$17 million.
Liquidity Facilities to ABCP Conduits, page 40
2.	We note that during the second half of 2007 you purchased $3.1 billion asset-backed commercial paper issued by your sponsored conduits as a result of liquidity tightening that had affected the asset-backed securities market. We also note disclosures in your Critical Accounting Policies and Estimates section on page 76 relating to consolidation of variable interest entities (VIEs) to which you provide liquidity facilities, and note that as of October 31, 2007, you had not consolidated any of these entities. Please provide us with a comprehensive analysis clearly stating the authoritative guidance you relied upon to support your determination that you were not the primary beneficiary and therefore not the consolidator of the sponsored conduits to which you provided liquidity facilities.

As at October 31, 2007, we concluded that we were not the primary beneficiary of any of the CIBC sponsored conduits (the “Conduits”) under AcG-15 Consolidation of Variable Interest Entities as our holdings of Asset Backed Commercial Paper (“ABCP”) issued by the Conduits, together with our other variable interests in the Conduits, did not result in an expectation that CIBC would absorb the majority of expected losses.

In making this determination, we considered 1) the nature of the risks in the Conduits and 2) the variability the Conduits were designed to create and pass along to their variable interest holders.

The risks we identified included credit risk associated with the potential default of the assets held by the Conduits and certain interest rate spread risks. These risks are reflected in the variable interests that we identified and assessed below.

The variable interests that we identified included the ABCP held by CIBC and other parties, the Global Style Liquidity facility (“GSL”) provided by CIBC to the Conduits, and certain fees earned by CIBC from the Conduits that are deemed to be variable interests. We determined that the credit enhancements provided by the sellers to the Conduits are not considered variable interests under AcG-15.

We assessed that the variable interests flowing to CIBC as a result of providing the GSL facility are insignificant to the primary beneficiary analysis. The pricing for the liquidity line upon a draw is generally expected to be higher to the Conduits than the cost of raising ABCP. The GSL facilities are used by the Conduits to manage liquidity risk (i.e. the inability of the Conduits to roll their short-term debt), but not credit risk associated with the potential default of the underlying assets as amounts that can be drawn under the liquidity facility are reduced with respect to assets that are in default. Furthermore, the exposure of credit risk to CIBC is further reduced given the high quality of underlying assets and substantial credit enhancements provided by the sellers to the Conduits. Since the pricing of the liquidity would be more expensive than the cost of issuing ABCP and the proceeds of a draw from the liquidity line can only be used to repay maturing ABCP, the Conduits are expected to fund themselves through the roll of ABCP rather than through the liquidity line. Therefore, we expect that the liquidity line would only be used to manage extreme liquidity distress as a last resort; as a result, we have assessed that the probability of a draw is extremely low. Consequently, the variable interest as a result of providing the liquidity facility is insignificant to the primary beneficiary analysis.

We have also assessed that the variability of certain fees earned by CIBC (deemed to be variable interests) was very low.

We concluded that the credit risk associated with the underlying assets held by the Conduits and interest rate spread risks are the only material sources of variability and that these risks substantially accrue to the ABCP holders as a group on a pro-rata basis. Therefore, we concluded that we are not the primary beneficiary of the Conduits to the extent that our ABCP holdings are sufficiently below 50% to take into account the small amount of variability we absorb as the provider of the GSL facility and as an earner of certain fees.

As at October 31, 2007, we did not consolidate any of the Conduits as we owned significantly less than 50% of the ABCP issued by each of the Conduits and therefore did not consider ourselves the primary beneficial interest holder. However, we would note that during the period from September 10, 2007 to October 17, 2007 (inclusive), we were the primary beneficiary of one of the Conduits, Sound Trust, due to the level of our ABCP holdings in that entity during the period. As a result, we made appropriate consolidation adjustments. The level of our holdings in Sound Trust dropped below the consolidation threshold by October 31, 2007 and as such it was not consolidated at that date.

3.	Given that you have identified consolidation and variable interest entities as a critical accounting policy, please consider discussing in your future filings:
•	The scenarios where you would have to consolidate any of these entities for which you provide liquidity facilities, and your expectation of the likelihood of such consolidation; and

•	The frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary and therefore would be required to consolidate these entities.
We will disclose in our future Form 40-F filings that we will reconsider our primary beneficiary analysis in the Conduits whenever our level of interest in the ABCP issued by the Conduits significantly changes, or in the less frequent event that the liquidity protection we provide to the Conduits is drawn or amended. We will also disclose that consolidation of a particular Conduit would become more likely to the extent that our ABCP holdings in that Conduit approaches 45% as a result of the relatively small amount of variability stemming from our other variable interests in the Conduit. Finally, we will disclose that a significant increase in our holdings of ABCP issued by the Conduits would become more likely in a scenario in which the market for bank sponsored ABCP suffered a significant deterioration such that the Conduits were unable to roll their ABCP.
Visa Gain, Page 40
4.	We note your disclosure that you recognized a $456 million gain with respect to the worldwide restructuring of Visa based on the fair value of shares of Visa, Inc. that you received on October 2, 2007. Please address the following:
•	Tell us how you previously accounted for your membership interests in Visa Canada and Visa International prior to the restructuring; and
We accounted for our membership interests in Visa Canada and Visa International at their nominal cost prior to the restructuring in October 2007.
•	Tell us how you determined the fair value of shares of Visa, Inc. received in the absence of an active market for these shares. Please provide us with a comprehensive response which includes the key assumptions made and valuation models employed.
A valuation report prepared by an independent valuation firm on behalf of the major Canadian banks that participated in the Visa restructuring was used as the basis for the determination of the estimated fair value of the Visa shares in October 2007. We translated the mid point of the range of US dollar denominated per share fair values (which were determined as described in the paragraph below) set out in the valuation report into Canadian dollars, and multiplied the result by the number of Visa shares we expected to own at the time of Visa’s initial public offering (IPO). The estimate of the number of Visa shares we expected to own at the time of the IPO was calculated based on the number of shares we received upon the restructuring in October 2007, adjusted downwards by our estimate of the true-up that we expected would apply to our ownership interests shortly before the IPO in accordance with the terms of the worldwide restructuring. That estimated true-up was based on an interim notice provided by Visa based on the relative weighting of Visa’s revenue and expense numbers from the different Visa regions across the world.

The US dollar denominated range of the estimated per share fair value of the Visa shares set out in the valuation report was based only on publicly available information at the time. The valuation methodology involved the estimation of what the fully distributed trading value of the Visa shares would be after the IPO and the various discounts that should apply to that value for the purpose of estimating the fair value of the Visa shares received by the banks in October 2007. The fully distributed trading value was the estimate of what the market capitalization of Visa would be after the IPO after the elimination of the “IPO discount” and the assumption of normal trading volumes.
The estimation of the post-IPO fully distributed trading value of the Visa shares was based on estimating Visa’s fiscal 2007 and 2008 earnings, and then applying a market observed price to earnings multiples for similar companies, in particular MasterCard. The estimation of Visa’s fiscal 2007 and 2008 earnings was based on Visa’s pro forma historical results disclosed in its public filings, adjusted by various items that the valuator believed should be taken into account in arriving at a forward-looking earnings estimate.

The discounts that were subtracted from the fully distributed trading value in respect of the 51% of the Visa shares expected to be subject to mandatory redemption shortly after the IPO (at a price based on the IPO price) included factors for the estimated “IPO discount”, underwriters fees that were expected to be factored into the redemption price, and the risk that the IPO might not occur. The “IPO discount” refers to the observation that an IPO typically prices at a discount from what the stock trades at shortly after the IPO.

The discounts that were subtracted from the fully distributed trading value in respect of the 49% of the Visa shares expected to be subject to a three year restriction period after the IPO included factors for a “restricted stock discount” and the risk that the IPO might not occur. The “restricted stock discount” refers to the fact that shares subject to long term restrictions are less valuable than liquid shares that can be sold in an active market.

In our Q1 2008 quarterly report, we disclosed that the fair value of Visa shares was $80-$130 million below book value. That was based on the then expected IPO pricing range of US$37 to US$42 per share as disclosed by Visa on February 25, being less than the value assumed in the valuation report, partially offset by an upwards revision of the number of shares we expected to receive upon true-up.
Off-balance Sheet Arrangements
5.	Revise to address the risk that may result from failure to price properly the exposure to off-balance sheet vehicles that might need to be funded on the balance sheet precisely when it may become difficult or expensive to raise funds externally. In addition, address the risk that may result if you can not syndicate your holdings of leveraged loans due to reduced investor appetite for those assets when you can not cancel related funding commitments. What possible affect could result on the balance sheets?

We have disclosed our exposure to off-balance sheet vehicles in the table on page 58 of our annual report in the off-balance sheet arrangements section of our MD&A. The maximum risk related to being required to fund the underlying assets on our balance sheet is limited to the undrawn liquidity and credit facilities noted in the table and certain credit derivatives discussed in footnote (2) to the table.

The majority of the undrawn liquidity and credit facilities relates to CIBC sponsored multi-seller conduits. Many of these liquidity facilities were amended in September 2007, as disclosed in the second paragraph on page 58. The underlying negotiation occurred during the height of the Canadian ABCP liquidity crisis, and as a result, the pricing of the facilities is sensitive to adverse market conditions. As discussed in our response to question 2, we believe that the pricing for the liquidity lines we have provided to CIBC sponsored multi-seller conduits is generally expected to be higher to the Conduits than the cost of raising ABCP. As a result, we do not believe that it is reasonably likely that they will have an adverse impact on our financial condition. As indicated in our response to question 3, we will disclose in future Form 40-F filings that an increase in our interest in the ABCP issued by the Conduits and the resulting consolidation of the Conduits is more likely in a scenario in which the market for bank sponsored ABCP suffered a significant deterioration such that the Conduits were unable to roll their ABCP.

Footnote (2) to the table on page 58 of our annual report discloses that we could be called upon to purchase certain assets at par with the simultaneous termination of the related credit derivatives. The footnote discloses both the notional amount of the assets as well as the fair value of the credit derivatives which conveys the impact to our balance sheet if we were to be called upon to repurchase the assets. As events unfolded with respect to these credit derivatives, updated disclosures were provided in the off-balance arrangements section of our Q1 2008 MD&A on pages 16 and 17. The funding commitments under these credit derivatives were not material relative to our ability to obtain funding.

At year end, our outstanding un-syndicated unfunded leveraged loan commitments were not material to our operations, and as a result, we believed that the risk of not being able to syndicate committed leveraged loans was not material to our financial condition. Our leveraged loan businesses generally operated only from our U.S. and U.K. offices. As disclosed on page 39 of our annual report, we signed an agreement in November 2007 to exit certain U.S. based businesses, which included those that originated leveraged loans. In addition, our leveraged loan business in the U.K. is being wound down. As a result, un-syndicated unfunded leveraged loan commitments are now even less significant to our operations.

6.	Revise to disclose the amounts of revenue, expenses, and cash flows resulting from off-balance sheet arrangements, the nature and amount of interests retained, and the nature and amount of any contingent liabilities or obligations arising from such arrangements. See Item 303(a)(4)(i)(C) of Regulation S-K .

In accordance with General Instruction B.(11) of Form 40-F (which are similar to the requirements under Item 303(a)(4)(i)(C) of Regulation S-K), we provided disclosure of our off-balance sheet arrangements on pages 57 to 59 of our annual report in the following categories:

(a)	Securitizations
•	Own assets
On page 57 of our annual report, we disclosed in a table the amount of outstanding securitized assets, retained interests, liquidity facilities and securitization revenue by types of assets securitized. We also disclosed the nature of retained interests in text under the securitization of our own assets section.

In addition, we disclosed the gain/loss on sale, impairment write-down of retained interest and cash flows related to securitization of our own assets in Note 6 (pages 104 and 105) to the consolidated financial statements, which was referenced on page 57 in accordance with Instruction 5 to General Instruction B.(11) noted below.
In satisfying the requirements of General Instruction B.(11), the discussion of off-balance sheet arrangements need not repeat information provided in the footnotes to the financial statements, provided that such discussion clearly cross-references to specific information in the relevant footnotes and integrates the substance of the footnotes into such discussion in a manner designed to inform the readers of the significance of the information that is not included within the body of such discussion.
•	Third-party assets
On page 58 of our annual report, we disclosed in a table the amount of investment and loans, undrawn liquidity and credit facilities, and written credit derivatives notionals related to our involvement with the third-party securitizations. We also disclosed in footnote (2) below the table our contingent obligation to purchase assets at par under certain credit derivative arrangements.

In addition, on page 58 we disclosed the revenue earned from both the securitization activity related to CIBC sponsored multi-seller conduits and CIBC structured collateralized debt obligations vehicles.
(b)	Derivatives
On pages 58 to 59 of our annual report, we provided disclosure on our derivative instruments. We also provided details on the fair value of derivatives in Note 2 (page 99) and the related notional amounts in Note 14 (page 112) to the consolidated financial statements. These were referenced on page 59.
(c)	Guarantees
On page 59 of our annual report, we provided an overview of our guarantees. In addition, reference was made to Note 24 (page 127) to the consolidated financial statements for details on the maximum potential future payments related to guarantees.
(d)	Credit-related arrangements
On page 59 of our annual report, we disclosed the contract amounts for our credit-related arrangements by expiry date.

Form 6-K filed February 28, 2008
Exhibit 99.1 News Release
Hedged USRMM Exposure and Other Exposure to Financial Guarantors, page 7
7.	We note your disclosure that during the quarter ended January 31, 2008, you recorded a charge of $624 million against your exposure to financial guarantors other than ACA and that you changed the methodology employed to establish these valuation adjustments to take into account market observed credit spreads. Please address the following:
•	Tell us how you determined the amount of charge recorded;
Our Q1 2008 credit valuation adjustments were calculated from market observed spreads (where available, otherwise a proxy to comparably rated financial guarantors with observable market spreads was used). Recognizing that our contracts with financial guarantors do not have directly observable market prices, we looked to proxy instruments for market value information on the credit risk associated with these financial guarantors. The proxy we used was the two year market spreads we observed as of January 31, 2008. We made a 25% reduction to those observed market spreads in calculating our credit valuation adjustments. This credit valuation adjustment was our judgmentally determined estimate of how much the market would discount the gross fair value of these contracts to take into account the credit risk exposure associated with the contracts where we have these financial guarantors as counterparty. We believe that the fair value methodology we applied is consistent with GAAP in both Canada and the US, the latter as noted in the recent paper from the Centre for Audit Quality.
•	Provide us a comprehensive discussion of your new methodology and tell us how it better captures these valuation adjustments when compared to the previous methodology.
Under our previous methodology, the credit valuation adjustments for derivative contracts with financial guarantors were calculated based on a mathematical model and were a function of (a) projected exposure at default, (b) the probability of default, and (c) the loss given default. This methodology included utilizing probability of default assumptions based on current internal credit risk ratings and the application of historical default probabilities associated with those ratings. As noted in question 1, the internal credit risk rating is determined based on all available information. In the final analysis, we note that the internal credit risk rating that we assign is judgmentally determined.

Projected exposure at default is common to both the old and new methodologies. Once the projected exposure at default is calculated, the new methodology, as noted above, utilizes a current market spread based approach rather than an historical probability of default based approach. Regardless of whether the market perceived credit risk to a financial guarantor is a function of the current mark to market exposure or a longer term view of ultimate liabilities that financial guarantors will be called upon to pay, we believe that using the market spread based approach is better than the historical based approach. The market spread based approach uses current market implied probabilities of default and loss given default which better accounts for current market views of credit risk associated with financial guarantors.

It is our understanding, based on discussions with our external auditors that, at least among major investment banks, many have moved towards or are moving towards a market spread based approach to estimate valuation adjustments required for credit risk to financial guarantors. Likewise, we understand that prior to the recent liquidity crisis, historic probability models, such as those employed by CIBC, was the predominant method used to account for counterparty credit risk.
* * *

In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would like to express our appreciation for your prompt attention to this letter and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (416)956-3364 or Francesca Shaw, our Chief Accountant, at (416) 861-3409.
Very truly yours,
David Williamson
David Williamson
Senior Executive Vice President and Chief Financial Officer
cc:	John Spitz John Nolan Michael Clampitt Securities and Exchange Commission

Edward S. Best Mayer Brown LLP

Robert Swegle Colleen Berry Hiller Ernst & Young LLP